ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2009

Tel Aviv, Israel, May 31, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced its results for the first quarter of 2009.

Gain for the first quarter of 2009 amounted to NIS 8.6 million, of which NIS 21 million is attributable to the equity holders of the Company compared with a loss of NIS 3.5 million and NIS 27.3 million, respectively, in the corresponding period of 2008.

Company’s shareholder’s equity, as of March 31, 2009 amounted NIS 2.6 billion, compared with NIS 2.4 billion as of December 31, 2008

Our presentation to the consolidated financial statements for the first quarter of 2009 is available through our website at: www.elbitimaging.com under: “Investor Relations – Company Presentations (03/2009).”

Mr. Shimon Yitzhaki, President and CEO of the Company, commented: Our Group concludes a profitable quarter, despite the global credit crisis, mainly evident in the real estate and financial sectors. The impaired ability to finance projects affects both developers, who find it difficult to secure bank financing, and potential buyers, who face difficulties in obtaining financing to buy properties. The Elbit Imaging Group encountered the global credit crisis prepared to the best of its abilities, with high cash surpluses following a series of exits preformed prior to the global crisis. Plaza Centers has two active shopping centers which have been opened to the public in this quarter, one in Latvia and the other in the Czech Republic. These two shopping centers which are now operated by Plaza Centers, will generate a cash flow, until such time as they may be sold at an appropriate price. We estimate that the crisis creates opportunities for companies with financial capabilities, such as the Elbit Imaging Group, which we intend to examine carefully. We hope to find and exploit attractive opportunities and to emerge from the crisis strengthened and solid.

ELBIT IMAGING LTD. CONSOLIDATED BALANCE SHEETS

	March 31, 2009	December 31 , 2008	March 31, 2009
			Convenience translation
	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents	1,566,738	1,690,433	374,102
Short-term deposits and investments	405,758	408,719	96,886
Trade accounts receivable	44,117	34,740	10,534
Other receivable	172,533	134,194	41,197
Prepayments and other assets	406,431	404,613	97,047
Inventories	47,930	38,176	11,445
Trading property	3,932,896	3,279,775	939,087

	6,576,403	5,990,650	1,570,298
Assets related to discontinued operation	9,127	9,043	2,179

	6,585,530	5,999,693	1,572,477

Non-Current Assets
Deposits, loans and other long-term balances	727,847	783,568	173,794
Investments in associates	48,636	46,655	11,613
Property, plant and equipment	1,671,983	1,618,253	399,232
Investment property	82,752	78,897	19,759
Other assets and deferred expenses	125,460	118,064	29,956
Intangible assets	47,796	46,582	11,413

	2,704,474	2,692,019	645,767

	9,290,004	8,691,712	2,218,244

Current Liabilities
Short-term credits	1,640,257	1,255,018	391,656
Suppliers and service providers	208,776	214,461	49,851
Payables and other credit balances	238,326	217,704	56,907
Other liabilities	110,596	105,246	26,408

	2,197,955	1,792,429	524,822
Liabilities related to discontinued operation	31,353	29,186	7,486

	2,229,308	1,821,615	532,308

Non-Current liabilities
Borrowings	4,248,232	4,258,639	1,014,383
Other financial liabilities	122,951	93,121	29,358
Other liabilities	15,562	15,440	3,716
Deferred taxes	79,385	65,114	18,955

	4,466,130	4,432,314	1,066,412

Shareholders' Equity
Attributable to equity holders of the Company	1,507,630	1,373,692	359,988
Minority Interest	1,086,936	1,064,091	259,536

	2,594,566	2,437,783	619,524

	9,290,004	8,691,712	2,218,244

ELBIT IMAGING LTD. CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31		Year ended December 31,	Three months ended March 31
	2009	2008	2008	2009
				Convenience translation
	(in thousand NIS)			US$'000

Revenues and gains
Commercial centers [1]	20,103	73,708	524,163	4,800
Hotels operations and management	87,017	91,888	384,220	20,778
Sale of medical systems	8,561	11,390	38,076	2,044
Change in shareholding of subsidiaries	78,258	-	49,122	18,686
Sale of fashion merchandise	21,908	18,173	102,736	5,231

	215,847	195,159	1,098,317	51,539

Expenses and losses
Commercial centers [1]	39,696	40,806	432,760	9,479
Hotels operations and management	83,468	81,626	354,850	19,930
Cost and expenses of medical systems operation	17,145	14,983	55,469	4,094
Cost of fashion merchandise	28,228	22,697	118,040	6,740
Research and development expenses	16,642	16,166	68,759	3,974
General and administrative expenses	17,593	8,551	54,944	4,201
Share in losses of associates, net	4,243	2,318	12,952	1,013
Financial expenses (income) , net	(22,618)	12,113	(63,995)	(5,400)
Other expenses, net	7,172	(1,854)	68,797	1,713

	191,569	197,406	1,102,576	45,744

Profit (loss) before income taxes	24,278	(2,247)	(4,259)	5,795
Income taxes	13,841	3,055	24,736	3,305

Profit (loss) from continuing operations	10,437	(5,302)	(28,995)	2,490
Profit (loss) from discontinued operation, net	(1,780)	1,754	4,934	(425)

Profit (loss) for the period	8,657	(3,548)	(24,061)	2,065

Attributable to:
Equity holders of the Company	20,994	(27,348)	(103,714)	5,012
Minority interest	(12,337)	23,800	79,653	(2,947)

	8,657	(3,548)	(24,061)	2,065

(1) Sale of trading property and investment property operations

ELBIT IMAGING LTD. CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended March 31,		Year ended December 31,	Three months ended March 31,
	2009	2008	2008	2009
				Convenience translation
	(in thousand NIS)			US$'000

Profit (loss) for the period	8,657	(3,548)	(24,061)	2,065

Exchange differences arising from translation of foreign operations	179,811	(102,464)	(453,305)	42,935
Loss from cash flow hedge	(9,869)	(6,914)	(49,970)	(2,356)
Loss from available for sale investments	(7,550)	-	(5,929)	(1,803)

	162,392	(109,378)	(509,204)	38,776

Comprehensive income (loss)	171,049	(112,926)	(533,265)	40,841

Attributable to:
Equity holders of the Company	130,772	(120,054)	(508,007)	31,224
Minority interest	40,277	7,128	(25,258)	9,617

	171,049	(112,926)	(533,265)	40,841

ELBIT IMAGING LTD. STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Avaialable for sale reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	(In thousand NIS)

Balance -
January 1, 2008	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Comprehensive income (loss)	-	-	(350,242)	(49,970)	(4,081)	-	(103,714)	(508,007)	-	-	(508,007)	(25,258)	(533,265)
Dividend paid	-	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Stock based compensation expenses	-	-	-	-	-	10,931	-	10,931	-	-	10,931	56,163	67,094
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,770)	(97,770)
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(68,468)	(68,468)
Employee share premium	-	16	-	-	-	-	-	16	-	(16)	-	-	-

December 31, 2008	38,032	815,291	(304,370)	(37,122)	(4,081)	43,840	960,621	1,512,211	(138,519)	-	1,373,692	1,064,091	2,437,783

Comprehensive income (loss)	-	-	125,286	(9,869)	(5,639)	-	20,994	130,772	-	-	130,772	40,277	171,049
Stock based compensation expenses	-	-	-	-	-	3,166	-	3,166	-	-	3,166	13,901	17,067
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,993	5,993
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	61,141	61,141
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(98,467)	(98,467)

March 31, 2009	38,032	815,291	(179,084)	(46,991)	(9,720)	47,006	981,615	1,646,149	(138,519)	-	1,507,630	1,086,936	2,594,566

ELBIT IMAGING LTD. STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital	Share premium	Cumulative Foreign currency translation adjustments	Hedging reserves	Avaialable for sale reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2008	9,081	194,673	(72,677)	(8,864)	(974)	10,468	229,375	361,082	(33,075)	-	328,007	254,081	582,088

Comprehensive income (loss)	-	-	29,916	(2,357)	(1,347)	-	5,012	31,224	-	-	31,224	9,617	40,841
Stock based compensation expenses	-	-	-	-	-	757	-	757	-	-	757	3,319	4,076
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,431	1,431
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	14,599	14,599
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(23,511)	(23,511)

March 31, 2009	9,081	194,673	(42,761)	(11,221)	(2,321)	11,225	234,387	393,063	(33,075)	-	359,988	259,536	619,524

For Further Information:

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com